Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Earnings:
Income before income taxes	$184.2	$114.0	$307.7	$161.2

Adjustments:
Minority interest in losses of consolidated subsidiaries	-	-	-	-
Undistributed (income) loss of less than 50% owned investments	-	-	-	-
Distributions from less than 50% owned investments	-	-	-	-
Fixed charges	39.7	29.4	70.2	58.9

Earnings	$223.9	$143.4	$377.9	$220.1

Fixed charges, including preferred accretion:
Interest expense, including debt discount amortization	$31.6	$23.8	$56.3	$47.4
Accretion of redeemable convertible preferred stock	-	-	-	-
Amortization of debt issuance costs	2.3	0.8	3.2	1.7
Portion of rental expense representative of interest factor (assumed to be 33%)	5.8	4.8	10.7	9.8

Fixed charges	$39.7	$29.4	$70.2	$58.9

Ratio of earnings to fixed charges	5.6x	4.9x	5.4x	3.7x

Amount of earnings deficiency for coverage of fixed charges	$-	$-	$-	$-